UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On August 6, 2021, Dragon Victory International Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP, a Cayman Islands Segregated Portfolio Company (“LSQ”), and certain other purchasers listed on Schedule A to the Securities Purchase Agreement (the “2nd Closing Purchasers,” and together with LSQ, the “Purchasers”). Pursuant to the Securities Purchase Agreement and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LSQ agreed to purchase and the Company agreed to sell, for a total purchase price of no less than $4,000,000 (the “1st Closing Purchase Price”), such number of ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), that is calculated by dividing (a) the 1st Closing Purchase Price by (b) the higher of (i) $1 per share and (ii) 85% of the lowest closing price of the last 60 Trading Days immediately preceding June 15, 2021. In addition, the 2nd Closing Purchasers agreed to purchase and the Company agreed to sell, for a total purchase price of no less than $3,000,000, such number of Ordinary Shares calculated by dividing (a) the purchase price paid by such 2nd Closing Purchasers to the Company by (b) the lower of (i) $1.75 and (ii) 88% of the lowest daily dollar volume-weighted average price (“VWAP”) of the Ordinary Shares on the NASDAQ Capital Market during the last 10 Trading Days immediately preceding the applicable 2nd Subscription Closing Date. The Company currently intends to use the net proceeds from this offering to develop, and ultimately transform the business of the Company, into a blockchain-related business (the “Business Transformation”).

On August 6, 2021, the Company entered into a Consulting and Warrant Issuance Agreement (the “Consulting Agreement”) with Natural Selection Capital Holdings Limited, a Cayman company (the “Consulting Company”), and Mr. Ming Ni (“Mr. Ni,” and together with the Consulting Company, the “Consultants”). Pursuant to the Consulting Agreement, the Consultants agreed to provide certain services to the Company in connection with the Business Transformation, and the Company agreed to issue (i) warrants to the Consulting Company in four equal tranches to purchase an aggregate of 14,000,000 Ordinary Shares (the “Consulting Company Warrants”) and (ii) warrants to Mr. Ni to purchase an aggregate of 2,000,000 Ordinary Shares (the “Ni Warrants,” and together with the Consulting Company Warrants, the “Warrants”). The Consulting Company Warrants will become exercisable on the later of (i) the one-year anniversary of the issuance and (ii) the applicable Vesting Dates, with exercise prices between $1 and 2.5 per share, and will expire on the 10th anniversary from the date on which they become exercisable. The Ni Warrants will become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily VWAP of the Ordinary Shares for the 10-trading-day period immediately prior to the exercise of the Ni Warrants, and will expire five years after issuance.

Mr. Bingzhong Wang is the sole shareholder of the Consulting Company and previously served as an executive director and chief executive officer of Loto Interactive Ltd (HK: 8198). Mr. Wang has rich investment experience in the technology, media, and telecom sector, especially blockchain industry. Mr. Wang is also a director of LSQ.

Mr. Ming Ni previously served as the senior vice president of 36Kr Group and executive director of Huarong International Financial Holdings Ltd (HK: 993).

In connection with the Securities Purchase Agreement, the Consulting Agreement, and the Warrants, on August 6, 2021, the Company, the Purchasers, and the Consultants entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed, among other things, to file one or more registration statements, on Form F-3 if eligible, with the Securities and Exchange Commission (the “SEC”) under the Securities Act prior to the Filing Deadline, to register the Ordinary Shares to be issued pursuant to the Securities Purchase Agreement and the Ordinary Shares issuable upon exercise of the Warrants for resale. The Company agreed to use its commercially reasonable efforts to have each registration statement declared effective by the SEC as soon as practicable and no later than the Effectiveness Deadline.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Securities Purchase Agreement, the Consulting Agreement, and the Registration Rights Agreement. Copies of the Securities Purchase Agreement, the Consulting Agreement, and the Registration Rights Agreement are attached hereto as Exhibits 10.1, 10.2, and 10.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Securities Purchase Agreement, the Consulting Agreement, and the Registration Rights Agreement are subject to, and qualified in their entirety by, such documents.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated August 6, 2021 by and among the Company and the Purchasers
10.2	Consulting Agreement dated August 6, 2021 by and among the Company and the Consultants
10.3	Registration Rights Agreement dated August 6, 2021 by and among the Company, the Purchasers, and the Consultants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: August 9, 2021

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